UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

DJSP Enterprises, Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G798P104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G798P104

1	NAME OF REPORTING PERSON SOUTH FERRY #2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 520,495 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 520,495 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,495 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON PN

(1) Includes 94,176 shares issuable upon exercise of currently exercisable warrants.

CUSIP NO. G798P104

1	NAME OF REPORTING PERSON AARON WOLFSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 155,357 shares (1)
	6	SHARED VOTING POWER 520,495 shares (2)
	7	SOLE DISPOSITIVE POWER 155,357 shares (1)
	8	SHARED DISPOSITIVE POWER 520,495 shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,852 shares (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IN

(1) Includes 137,500 ordinary shares issuable upon exercise of currently exercisable warrants.

(2) Includes 94,176 ordinary shares issuable upon exercise of currently exercisable warrants.

CUSIP NO. G798P104

1	NAME OF REPORTING PERSON ABRAHAM WOLFSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 520,495 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 520,495 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,495 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON IN

(1) Includes 94,176 shares issuable upon exercise of currently exercisable warrants.

CUSIP NO. G798P104

1	NAME OF REPORTING PERSON MORRIS WOLFSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 520,495 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 520,495 shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,495 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON IN

(1) Includes 94,176 shares issuable upon exercise of currently exercisable warrants.

CUSIP NO. G798P104

Item 1(a).	Name of Issuer:

DJSP Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

900 South Pine Island Drive
Suite 400
Plantation, Florida 33324

Item 2(a).	Name of Person Filing:

This statement is jointly filed by South Ferry #2, L.P., a Delaware limited partnership, Aaron Wolfson, Abraham Wolfson and Morris Wolfson (together with South Ferry #2, L.P., Aaron Wolfson and Abraham Wolfson, the “Reporting Persons”).  As Aaron Wolfson and Abraham Wolfson are the general partners of South Ferry #2, L.P., and because Morris Wolfson is the portfolio manager of South Ferry #2, L.P., they may be deemed, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of the shares of Common Stock held by South Ferry #2, L.P., however, the general partners have delegated to the portfolio manager full voting and dispositive power over the shares of the Issuer held by the limited partnership.  Each of Messrs. Wolfson, Wolfson and Wolfson disclaim beneficial ownership of these shares except to the extent of his respective equity interest therein.  The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

One State Street Plaza, 29th Floor
New York, New York 10004

Item 2(c).	Citizenship:

South Ferry #2, L.P. is organized under the laws of the State of Delaware.  Aaron Wolfson, Abraham Wolfson and Morris Wolfson are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G798P104

CUSIP NO. G798P104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The percentages reported herein are calculated based on (i) 10,663,866 ordinary shares outstanding as of June 30, 2010, as reported in the Issuer’s Prospectus on Form 424B3 filed with the Commission on September 23, 2010, (ii) 200,000 ordinary shares issued in connection with the Issuer’s acquisition of Timios, Inc. on July 27, 2010, as reported in the Issuer’s Current Report on Form 6-K filed with the Commission on September 22, 2010, and (iii) 1,806,668 ordinary shares issued in connection with the exchange of the Issuer’s common units on January 18, 2011, as reported in the Issuer’s Current Report on Form 8-K filed with the Commission on January 14, 2011.

See Cover Pages Items 5–11.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP NO. G798P104

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 (previously filed).

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G798P104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011	SOUTH FERRY #2, L.P.

	By:	/s/ Morris Wolfson
Morris Wolfson, portfolio manager

/s/ Aaron Wolfson
AARON WOLFSON

/s/ Abraham Wolfson
ABRAHAM WOLFSON

/s/ Morris Wolfson
MORRIS WOLFSON